

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 6, 2017

Fletcher Payne
Chief Financial Officer
Catalyst Biosciences, Inc.
260 Littlefield Ave.
South San Francisco, CA 94080

> **Re:** **Catalyst Biosciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 30, 2016**
> **File No. 000-51173**

Dear Mr. Payne:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Stephen B. Thau
Morrison & Foerster LLP